UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

150 York Street, Suite 1102, Toronto, Ontario M5H 3S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

 Form 20-F   ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: January 20, 2009	By:	/s/ Jacqueline A. Jones
Jacqueline A. Jones
Senior Vice President, Legal, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Second Amending Agreement to Credit Agreement, dated December 22, 2008